SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13D Under the Securities Exchange Act of 1934
(Amendment No. 4)*
Sunrun Inc.
(Name of Issuer)
Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
86771W105
(CUSIP Number)
Tiger Global Management, LLC
9 West 57th Street, 35th Floor
New York, New York 10019
(212) 984-8800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 7, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	86771W105

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Tiger Global Long Opportunities Master Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

20,697,623

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

20,697,623

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,697,623

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.6%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No	86771W105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Tiger Global Investments, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

9,075,634

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

9,075,634

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,075,634

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.7%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No	86771W105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Tiger Global Performance, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

29,773,257

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

29,773,257

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,773,257

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

25.3%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	86771W105

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Tiger Global Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

29,773,257

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

29,773,257

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,773,257

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.3%

14.	TYPE OF REPORTING PERSON

OO, IA

CUSIP No	86771W105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Charles P. Coleman III

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

29,773,257

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

29,773,257

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,773,257

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

25.3%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No	86771W105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Scott Shleifer

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

29,773,257

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

29,773,257

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,773,257

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

25.3%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No. 86771W105	13D

Statement on Schedule 13D

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $0.0001 per share (the "Common Stock"), of Sunrun Inc., an issuer with its principal executive offices located at 225 Bush Street, Suite 1400, San Francisco, California 94104 (the "Issuer").

ITEM 2.	IDENTITY AND BACKGROUND.

(a-c, f) This Schedule 13D is being filed on behalf of: (i) Tiger Global Long Opportunities Master Fund, L.P. a Cayman Islands exempted limited partnership ("TGLO"); (ii) Tiger Global Investments, L.P., a Cayman Islands exempted limited partnership ("TGI"); (iii) Tiger Global Performance, LLC, a Delaware limited liability company (“TGP”); (iv) Tiger Global Management, LLC, a Delaware limited liability company ("Tiger Global"); (v) Charles P. Coleman III ("Mr. Coleman"); and (vi) Scott Shleifer ("Mr. Shleifer" and together with TGLO, TGI, TGP, Tiger Global and Mr. Coleman, the "Reporting Persons"). Mr. Coleman and Mr. Shleifer are each a citizen of the United States.

TGLO is a Cayman Islands exempted limited partnership. TGI is a Cayman Islands exempted limited partnership. TGP is the general partner of TGLO and TGI. TGP is a Delaware limited liability company. Tiger Global acts as the management company of each of TGLO and TGI. Tiger Global is a Delaware limited liability company. Each of Mr. Coleman and Mr. Shleifer is a partner and portfolio manager of Tiger Global. The principal business office of Mr. Coleman and Mr. Shleifer is c/o Tiger Global Management, LLC, 9 West 57th Street, 35th Floor, New York, New York 10019. The principal office of TGLO and TGI is c/o Citco Fund Services (Cayman Islands) Limited, P.O. Box 31106, 89 Nexus Way, Camana Bay, Grand Cayman KY1-1205, Cayman Islands.

The Reporting Persons have executed a Joint Filing Agreement, dated October 8, 2019 with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit A.

(d) None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons hold the securities described in Item 5 of this statement for investment purposes only.

The Reporting Persons are passive investors and, other than the potential acquisition of additional securities of the Issuer, have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person.

(c) Please see exhibit B below for transactions in shares by Reporting Persons since the previous amendment to the Schedule 13D.

(d)       Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)       Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A	Joint Filing Agreement Statement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. 86771W105

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 8, 2019

Tiger Global Long Opportunities Master Fund, L.P. By Tiger Global Performance, LLC. Its General Partner	/s/ Anil L. Crasto Signature Anil L. Crasto Chief Operating Officer
Tiger Global Investments, L.P. By Tiger Global Performance, LLC Its General Partner	/s/ Anil L. Crasto Signature Anil L. Crasto Chief Operating Officer

Tiger Global Performance, LLC	/s/ Anil L. Crasto Signature Anil L. Crasto Chief Operating Officer

Tiger Global Management, LLC	/s/ Anil L. Crasto Signature Anil L. Crasto Chief Operating Officer

Charles P. Coleman III	/s/ Charles P. Coleman III Signature

Scott Shleifer	/s/ Scott Shleifer Signature

Exhibit A

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: October 8, 2019

Tiger Global Long Opportunities Master Fund, L.P. By Tiger Global Performance, LLC. Its General Partner	/s/ Anil L. Crasto Signature Anil L. Crasto Chief Operating Officer
Tiger Global Investments, L.P. By Tiger Global Performance, LLC Its General Partner	/s/ Anil L. Crasto Signature Anil L. Crasto Chief Operating Officer

Tiger Global Performance, LLC	/s/ Anil L. Crasto Signature Anil L. Crasto Chief Operating Officer

Tiger Global Management, LLC	/s/ Anil L. Crasto Signature Anil L. Crasto Chief Operating Officer

Charles P. Coleman III	/s/ Charles P. Coleman III Signature

Scott Shleifer	/s/ Scott Shleifer Signature

Exhibit B

TRANSACTIONS IN SHARES BY REPORTING PERSONS

Transaction	Date	Shares	Price
Purchase	September 25, 2019	354,167	$16.783
Purchase	September 26, 2019	277,833	$17.307
Purchase	October 1, 2019	242,791	$16.573
Purchase	October 3, 2019	153,122	$15.47
Purchase	October 4, 2019	130,010	$15.930
Purchase	October 7, 2019	474,277	$16.489
Purchase	October 8, 2019	59,057	$16.438

(1) For a description of each transaction, please see the corresponding Form 4 filed by the Reporting Persons with the Securities and Exchange Commission.